SECURITIES AND EXCHANGE
                     COMMISSION Washington,
                     D.C.  20549
                          SCHEDULE 13D
         Under the Securities Exchange Act of 1934
                  DUKE REALTY INVESTMENTS, INC.
                        (Name of Issuer)
                    COMMON STOCK, PAR VALUE
               $.01 (Title of Class of Securities)
                           264411 50 5
                         (CUSIP Number)
                         JOHN W. WYNNE
                  8888 KEYSTONE CROSSING, SUITE 12OO
                  INDIANAPOLIS, INDIANA  46240
                         (317) 574-3660
             (Name, Address and Telephone Number of
             Person Authorized to Receive Notices and
                         Communications)

                         MARCH 1, 1997
                (Date of Event Which Requires
                  Filing of this Statement)


                        Page 1 of 4 pages
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CUSIP NO.: 264411 50 5
---------------------------------------------------------------
(1)  Names of reporting persons ...........John W. Wynne
     S.S. or I.R.S. Identification  Nos. of
     above persons ........................   ###-##-####
----------------------------------------------------------------
(2) Check the appropriate box if a member of
     a group                                      (a)
     (see instructions)                        ------------
                                                  (b)  x
                                               ------------
---------------------------------------------------------------
(3)  SEC use only  ..................................
---------------------------------------------------------------
(4)
Source of Funds (see instructions) ............        OO
---------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)........
---------------------------------------------------------------
(6)  Citizenship or place of organization ....   United States
---------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:
     (7)  Sole voting power .....................    638,491
     ---------------------------------------------------------
     (8)  Shared voting power ...................  1,061,058
     ---------------------------------------------------------
     (9)  Sole dispositive power ................    638,491
     ---------------------------------------------------------
     (10) Shared dispositive power ..............  1,061,058
     ---------------------------------------------------------
     (11) Aggregate amount beneficially owned by each
     reporting person ...........................  1,699,549
     ---------------------------------------------------------
     (12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions) .............
---------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)  5.2%
---------------------------------------------------------------
(14) Type of reporting person (see instructions) .. IN
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                       -Page 2 of 4 pages

ITEM 1(a) SECURITY AND ISSUER

Name of issuer:          Duke Realty Investments, Inc.
Address of issuer's principal
executive offices:       8888 Keystone Crossing, Suite 1200
                         Indianapolis, Indiana  46240

Title of class of securities: Common Stock, par value $.01

ITEM 2    IDENTITY AND BACKGROUND

(a)  Name of person filing:   John W. Wynne

(b) Residence or business address: 8888 Keystone Crossing,
                                   Suite 1200
                                   Indianapolis, Indiana  46240

(c) Present principal occupation and name, principal business and address where employment is conducted: Chairman of the Board
                               Duke Realty Investments, Inc.
                               Real Estate Development
                               8888 Keystone Crossing, Suite 1200
                               Indianapolis, Indiana
                               46240

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:   United States

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were acquired by a merger of Park 100 Investors, Inc. into Duke Realty Investments, Inc. The consideration provided was the reporting person's ownership interest in Park 100 Investors, Inc.

ITEM 4    PURPOSE OF TRANSACTION.

On March 1, 1997, Park 100 Investors, Inc. was merged into Duke Realty Investments, Inc. The reporting person owned 32% of Park 100 Investors, Inc. and received 123,636 shares as a result of the merger. The only assets of Park 100 Investors, Inc. prior to the merger were securities convertible to shares of Duke Realty Investments, Inc. Accordingly, there was no increase in the beneficial ownership of shares by the reporting person as a result of the merger. The reporting person has no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5    INTEREST IN SECURITIES OF THE
ISSUER.
(a)  Amount beneficially owned:    1,699,549
     Percent of class:             5.2%

                        Page 3 of 4 pages

(b)  Number of shares as to which such person has:

       (i)     Sole power to vote or direct the vote: 638,491
      (ii)     Shared power to vote or direct the vote: 1,061,058*
     (iii)     Sole power to dispose or to direct the disposition
               of: 638,491
      (iv)     Shared power to dispose or to direct the disposition
               of: 1,061,058*
                   ----------
*Consists of securities owned by DMI Partnership which are exchangeable for shares of the issuer's common stock.

(c) On March 1, 1997, the reporting person acquired 123,636 shares as a result of a merger of Park 100 Investors, Inc. into Duke Realty Investments, Inc.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
The reporting person is a limited partner in Duke Realty Limited

Partnership. He is also a shareholder, officer and director of each of the three corporate partners of DMI Partnership. The other shareholders of the corporate partners of DMI Partnership are Thomas L. Hefner, Darell E. Zink, Jr., Daniel C. Staton,

Gary A. Burk, David R. Mennel and Michael Coletta. None of

these relationships involve any contracts, arrangements

or understandings with respect to the acquisition,

ownership, voting or disposition of the securities of the

Issuer. ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    March 5, 1997             /s/   John W. Wynne
                                   -------------------------
                                          --John W. Wynne




                      Page 4 of 4 pages